FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                         Form 20-F   X        Form 40-F
                                   -----                -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                               Yes          No    X
                                   -----        ------

 (If "Yes" is marked, indicate below the file number assigned to registrant in
                connection with Rule 12g3-2(b): 82-        .)
                                      N/A          --------

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A press release on resolutions passed at the extraordinary general meeting, made on June 15, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                          HUANENG POWER INTERNATIONAL, INC.

                                          By  /s/ Wang Xiaosong
                                              -----------------------------
                                             Name:    Wang Xiaosong
                                             Title:   Vice Chairman


Date:     June 15, 2004